Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated April 3, 2014

North America Structured Investments

15 month Return Notes linked to the J.P. Morgan Strategic Volatility Index

Overview
The J.P. Morgan Strategic Volatility Index (the "Index" or "Strategic
Volatility Index") is a synthetic, dynamic strategy that aims to replicate the returns from combining a long position and a contingent short position in futures contracts on the CBOE Volatility Index[R] (the "VIX Index") rolled throughout each month.
The synthetic long position rolls from the second-month VIX futures contract into the third-month VIX futures contract. When activated, the synthetic short position rolls from the first-month VIX futures contract into the second-month
VIX futures contract. Exposure to the synthetic short position will vary between 0% and 100%. See "The J.P. Morgan Strategic Volatility Index" in the
accompanying term sheet for additional information about the Index.
The notes may be appropriate for investors seeking exposure to equity volatility through synthetic long and short positions in VIX futures contracts.

You may lose some or all of your principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase  and  Co.

Summary of Terms
Issuer: JPMorgan Chase  and  Co.
Minimum Denomination: $1,000
Underlying: J.P. Morgan Strategic Volatility Index
Underlying Ticker: JPUSSTVL
Payment at Maturity: Per note, $1,000 x (1 + Index Return)
Maximum Return: n/a
Index Return: On any Valuation Date, (Index closing level on that Valuation
Date -- Initial Index Level) / Initial Index Level Initial Index Level: The
Index closing level on the Inception Date
Repurchase Fee: 0.50%* Inception Date: April 25, 2014
Ending Averaging Dates: July 22, 2015, July 23, 2015, July 24, 2015, July 27,
2014, and July 28, 2015
Maturity Date: July 31, 2015
CUSIP 48127DDD7
Preliminary Term Sheet:
http://sp.jpmorgan.com/document/cusip/48127DDD7/doctype/Product_Termsheet/docum
ent.pdf

For more information about the estimated value of the notes, which will be lower than the price you paid for the notes, please see the hyperlink above.

* You may request that we repurchase your notes daily in a minimum denomination equal to $1,000, subject to our acceptance of your request and your compliance with the procedural requirements described in the accompanying term sheet.
While we intend to accept all requests for early repurchase of notes, we are not obligated to accept any repurchase request. We are not committed to purchasing any note at a particular time or price
** The hypothetical returns and hypothetical payments on the notes shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower

J.P. Morgan Structured Investments | 1 800 576 3529 |
jpm_structured_investments@jpmorgan.com

Return Profile

At maturity, you will receive a cash payment of $1,000 times (1 + Index Return on the Final Valuation Date). You may also request that we repurchase your notes prior to maturity, subject to a repurchase fee of $5 per $1,000 notional.* The notes provide the opportunity to obtain an uncapped return at maturity or upon early repurchase linked to the Index.
Your payment at maturity, or upon early repurchase, is subject to the credit risk of JPMorgan Chase  and  Co.
The level of the Index incorporates the daily deduction of (a) the index fee of
0.75% per annum and (b) a "daily rebalancing adjustment amount" that is determined by applying a rebalancing adjustment factor of between 0.20% and
0.50% per day, both to aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and the amount of the change, if any, in the level of the exposure to the synthetic short position.
The estimated value described in the preliminary term sheet reflects the daily accrual of the index fee. The daily rebalancing adjustment amount does not impact this estimated value.
The level of the Index and the value of the notes will be adversely affected if the performance of the synthetic long position and the contingent synthetic short position in the relevant VIX futures contracts is not sufficient to offset the daily deduction of both amounts. The daily rebalancing adjustment factor is likely to have a substantial adverse effect on the level of the Index over time.

Hypothetical Returns**
  Index Return Note Return Payment at Payment Upon Early
                            Maturity     Repurchase
-------------- ----------- ---------- ------------------
    70.00%      70.00%     $1,700.00      $1,695.00
-------------- ----------- ---------- ------------------
    50.00%      50.00%     $1,500.00      $1,495.00
-------------- ----------- ---------- ------------------
    30.00%      30.00%     $1,300.00      $1,295.00
-------------- ----------- ---------- ------------------
    10.00%      10.00%     $1,100.00      $1,095.00
-------------- ----------- ---------- ------------------
    0.00%        0.00%     $1,000.00       $995.00
-------------- ----------- ---------- ------------------
    -10.00%     -10.00%     $900.00        $895.00
-------------- ----------- ---------- ------------------
    -30.00%     -30.00%     $700.00        $695.00
-------------- ----------- ---------- ------------------
    -50.00%     -50.00%     $500.00        $495.00
-------------- ----------- ---------- ------------------
   -100.00%     -100.00%     $0.00          $0.00
-------------- ----------- ---------- ------------------

North America Structured Investments

15 month Return Notes linked to the J.P. Morgan Strategic Volatility Index

J.P.Morgan

Selected Purchase Considerations

- Uncapped appreciation potential: The notes provide the opportunity to obtain an uncapped return at maturity, or upon early repurchase, linked to the Index (which will reflect the daily deduction of the index fee and the daily rebalancing adjustment amount) subject to, in the case of an early repurchase, the deduction of the Repurchase Fee.
- The averaging convention used to calculate the ending index level could limit returns.
- The level of the Index incorporates the daily deduction of (a) the index fee of 0.75% per annum and (b) a "daily rebalancing adjustment amount" that is determined by applying a rebalancing adjustment factor of between 0.20% and 0.50% per day, both to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and the amount of the change, if any, in the level of the exposure to the synthetic short position.
- Daily repurchases in minimum denominations equal to the principal amount, subject to a 0.50% repurchase fee. **While we intend to accept all requests for early repurchase of notes, we are not obligated to accept any repurchase request. We are not committed to purchasing any note at a particular time or price.**
- Potential for Long Term Capital Gains tax treatment if held longer than one year.

Selected Risks

- The risks identified below are not exhaustive. Please see "Risk Factors" in the applicable product supplement and any applicable underlying supplement and "Selected Risk Considerations" to the applicable term sheet for additional information.
- Your investment in the notes may result in a loss. The return on your initial investment will reflect the daily deduction of the index fee and the daily rebalancing adjustment amount from the level of the Index and, in the case of an early repurchase, the deduction of the repurchase fee. If the Index declines by 100% from its initial level at maturity, you would lose all of your principal. There are no interest payment on the notes.
- Payment on the notes is subject to our credit risk. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of our creditworthiness.
- You may receive less than your initial investment due to the index fee and daily rebalancing adjustment amount, and, in the case of early repurchase, the repurchase fee amount. The daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of the Index over time.

Selected Risks (continued)

- Our affiliate, J.P. Morgan Securities plc, is the index calculation agent and Index Sponsor and may adjust the Index in a way that affects its level.
- The Index has a limited operating history. Hypothetical back-tested data related to the Index does not represent actual historical data and are subject to inherent limitations. The strategy reflected in the Index may not be successful.
- Notes that provide exposure to equity volatility, which are subject to significant fluctuations, are not suitable for all investors. You should actively manage your investment in the notes.
- When the synthetic short is activated, your return depends on the net , not the absolute performance, of the synthetic positions.
- Due to the time lag inherent in the Index, the exposure to the synthetic short position may not be adjusted quickly enough in response to a change in market conditions for the investment strategy on which the Index is based to be successful.
- Because exposure to the synthetic short position is adjusted only if the applicable conditions are satisfied for three consecutive business days, the exposure to the synthetic short position may not be adjusted during non-trending market conditions.
- The Index is an excess return index and reflects the performance of an uncollateralized investment in futures contracts.
- The Index level may not increase even when the synthetic long position or the synthetic short position, when activated, generates a positive return.
- You may lose some or all of your principal at maturity because there are no limits on losses related to the short position embedded in the Index.
- JPMS's estimated value does not represent future values and may differ from others' estimates.
- The notes' value in customer account statements may be higher than JPMS's current estimated value for a limited time period.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the notes, including acting as a note calculation agent, index calculation agent, index sponsor, as agent for the note offering, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes. It is possible that such hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes decline.
- Lack of liquidity: The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.

Disclaimer

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, any applicable underlying supplement and term sheet if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties. The tax consequences of the notes may be uncertain.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments.

J.P. Morgan Structured Investments | 1 800 535 9248 | jpm_structured_investments@jpmorgan.com